SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3 )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

784109209
(CUSIP Number)

Jean Diamond
c/o SED International Holdings, Inc.
4916 North Royal Atlanta Drive, Tucker, Georgia
Tel: (770) 491-8962
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE
13D
CUSIP NO. 784109209		Page 2 of 4 Pages

(1)

Names of Reporting Persons

S.S. or I.R.S. Identification

Nos. Of Above Persons

Jean Diamond

(2)

Check the appropriate Box

(a)

if a Member of a Group

(b)

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check Box if Disclosure of Legal

☐

Proceedings is Required Pursuant

to Items 2(d) or 2(e)

(6)

Citizenship or Place of

Organization

United States

Number of Shares Beneficially Owned Each Reporting Person With	(7) Sole Voting Power 246,558
(8) Shared Voting 271,426
(9) Sole Dispositive 246,558
(10) Shared Dispositive Power 271,426

(11)

Aggregate Amount Beneficially

Owned by Each Reporting Person

567,984

(12)

Check Box if the Aggregate Amount

in Row (11) Excludes Certain Shares

☐

(13)

Percent of Class Represented

by Amount in Row 11

11.09%

(14)

Type of Reporting Person

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE
13D
CUSIP NO. 784109209		Page 3 of 4 Pages

Item 1.

Security and Issuer.

This Amendment No. 3 (the “Amendment”) is filed by Jean Diamond (“Mrs. Diamond”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 2(c), 3 and 5 of the initial Statement on Schedule 13D filed by Mrs. Diamond on December 19, 2007, Amendment No. 1 filed on February 2, 2009 and Amendment No. 2 filed on July 30, 2009 (the initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to the shares of common stock, par value $0.01 per share (the “Shares”), of SED International Holdings, Inc., a Georgia corporation (the “Company”), whose principal executive offices are located at 4916 North Royal Atlanta Drive, Tucker, Georgia 30084.

Item 2. Identity and Background.

(c) As of December 9, 2009, Mrs. Diamond retired as CEO of the Company but remained director on the Company’s Board of Directors.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person’s beneficial ownership (as such term is defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of 567,984 Shares includes: (i) 50,000 Shares underlying an immediately exercisable stock option; and (ii) 517,984 Shares which includes: (a) 246,558 Shares, of which 42,558 Shares were acquired by stock grant of the Company on 10/23/2007 and 204,000 Shares were acquired with personal funds pursuant to successive Rule 10b5-1 trading plans adopted by the Reporting Person in September 2007 and October 2008; and (b) 271,426 Shares held by the Marital Trust of which Mrs. Diamond is co-trustee.

Item 5.

  Interest in Securities of the Issuer.

(a)

The Reporting Person is deemed to beneficially own all 567,984 Shares, representing 11.09% of the outstanding Shares calculated in accordance with Rule 13d-3 of the Exchange Act.  The percentage of outstanding Shares beneficially owned by the Reporting Person is based upon the aggregate of 5,123,715 outstanding Shares as of January 14, 2010 consisting of: (x) 5,073,715 Shares outstanding as of January 14, 2010; and (y) 50,000 Shares underlying the Reporting Person’s option; and

(b)  The Reporting Person has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all 567,984 Shares beneficially owned by her with the following exceptions: (i) the Shares underlying the aforementioned option cannot be voted or disposed of until exercise of such option and acquisition of the underlying Shares; and (ii) with respect to 271,426 of these Shares held in the Marital Trust, such powers are shared with her co-trustee, Mrs. Elster; and

SCHEDULE
13D
CUSIP NO. 784109209		Page 4 of 4 Pages

(c)  The Reporting Person was awarded, on January 4, 2010, 891 restricted Shares by the Company for director compensation and did not have any other transactions in the Shares during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 14, 2010

/s/ Jean Diamond

Jean Diamond